January 22, 2008

VIA FAX AND MAIL

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Your Ref:            001-31909

Re:	Aspen Insurance Holdings Limited (the ‘‘Company’’) Review of Form 10-K for the fiscal Year Ended December 31, 2006 Filed February 22, 2007 (File No. 001-31909)

Dear Mr. Rosenberg,

Further to our discussion via telephone on January 9, 2008 with Ms. Ibolya Ignat concerning a comment to our last response letter dated November 28, 2007, we have set out below our response to the question raised.

For your convenience, we set forth in this letter the comment from our telephone discussion with Ms. Ignat in bold typeface and include the Company’s response below the comment.

Item 1. Business, page 3
Underwriting, Risk Management and Reinsurance, page 13
Reserves, page 19

Please refer to your response to comment 2. Your proposed disclosure makes reference to the use of an independent actuary in connection with your reserve balances. While you are not required to make these references, when you do, you must also disclose the name of the independent actuary. If you include or incorporate by reference this disclosure into a 1933 Act filing, you will also need to include the consent of the independent actuary.

As background, we note the Company’s internal actuaries recommend a range of reserves to the Company’s reserving committee, based on a number of factors including analysis of claims experience, market benchmark data and a contract by contract review. The Company’s use of an independent consulting actuary informs the judgment of the Board of Directors, but the Company does not rely on the independent actuary’s point estimate in setting its reserve position.

Therefore, the Company confirms that, in respect of its Form 10-K for the fiscal year ended December 31, 2007, it will either remove any reference to the independent actuary in connection with their role in reviewing the Company’s reserves and the point estimate produced by the independent actuary, or it will identify the name of the actuary and name them as an expert. The Company is in discussion with its independent consulting actuary as to whether or not they consent to being named as an expert under the 1933 Act, which was not contemplated at the time of their work for the Company.

Thank you for your consideration of this response. If you have any further questions or comments, please contact me at 011-44-207-184-8212, Patricia Roufca at 011-44-207-184-8863, Michael Groll of Dewey & LeBoeuf LLP at 1-212-424-8616 or Joseph Ferraro of Dewey & LeBoeuf LLP at 011-44-207-459-5125.

Yours sincerely,

/s/ Richard Houghton

Richard Houghton
Chief Financial Officer
Aspen Insurance Holdings Limited

Cc:	Ibolya Ignat Mary Mast Sonia Barros U.S. Securities and Exchange Commission

Ian Campbell Scott Kirk David Curtin Patricia Roufca Aspen Insurance Holdings Limited

Tony Hulse Robert Lewis KPMG Audit Plc

Michael Groll Joseph Ferraro Dewey & LeBoeuf LLP